SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of June 2004
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     |X| Form 20-F         |_| Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     |_| Yes               |X| No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated June 14, 2004.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ELBIT SYSTEMS LTD.
                                             (Registrant)


                                             By: /s/ Ilan Pacholder
                                                 -------------------------------
                                             Name:  Ilan Pacholder
                                             Title: Corporate Secretary

Dated:  June 15, 2004

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.     Description
-----------     -----------

        1.      Press Release, dated June 14, 2004.

                                    EXHIBIT 1

            ELBIT SYSTEMS AND RAFAEL SELECTED BY ISRAEL GOVERNMENT TO
           JOINTLY DELIVER ADVANCED PROTECTION SUITE AGAINST SHOULDER-
               LAUNCHED MISSILES FOR ISRAEL'S CIVIL AIRCRAFT FLEET

Haifa, Israel, June 14, 2004 - Elbit Systems Ltd. (NASDAQ: ESLT) and RAFAEL Armament Development Authority Ltd. announced today that RAFAEL and Elbit Systems, through its wholly owned subsidiary Elop Electro-Optics Industries Ltd. (El-Op), have formed a team to complete the development, manufacture and marketing of the advanced self-protection suite against Man Portable Air Defense Systems (MANPADS), also known as Shoulder-Launched Missiles.

The combined system is based on RAFAEL's Britening(TM) Directed Infra-Red Counter-Measures (DIRCM) suite and on El-Op's MUSIC (Multi-Spectral Infrared Countermeasure) system and the team will complete the system development and engineering, already in advanced stages.

The companies have agreed that RAFAEL will lead the activities in the civil aviation markets, and El-Op will lead the activities in the military markets.

The Israeli Ministry of Transport (MOT) and the Ministry of Defense (MOD) have already selected the RAFAEL-ELBIT SYSTEMS protection suite as the long-term solution for the Civil Aviation Protection Plan.

The Israeli Civil Aircraft Protection Plan headed by the Israeli MOT and MOD and other national authorities, calls for a long-term, robust DIRCM solution for all its commercial aircraft. The strategic ELBIT SYSTEMS - RAFAEL teaming allows for focused synergy between the two reputable firms, providing outstanding advantages in combat experience, cutting-edge technologies, system and aircraft integration capabilities as well as direct contacts with customers - including the Israeli MOD, MOT and the three Israeli airlines; El-Al, Arkia and Israir.

"As the major electro-optics (EO) supplier to the Israeli Defense Forces we have accumulated vast experience with lasers and other EO systems. Our Multi-Spectral Fiber-Laser is eye-safe and provides an outstanding IR countermeasure source. Its maturity and design constitutes a pioneering solution in airborne lasers" says Haim Rousso, Elbit Systems Corporate VP and General Manager of El-Op. "Together with RAFAEL, our companies have pooled advanced technological know-how in complementary areas of expertise in order to offer this advanced solution."

His RAFAEL counterpart David Zait, Corporate VP and Head of the Systems Division adds: "Our teaming with El-Op provides the Israel authorities with the most complete solution; providing the robustness to counter current and future threats, without impacting safety or civil aviation certification . Our goal is to function as a team and coordinate our joint activities with the Israeli authorities and national carriers to provide the most advanced and cost-effective solution in a very demanding time-frame."

ABOUT RAFAEL

RAFAEL is a government-owned company, with over 55 years of experience in the defense market. RAFAEL is Israel's traditional technology development house, developing, manufacturing and supplying missiles, electro-optic systems, EW systems, communications, command & control systems, precision munitions, propulsion systems and much more. The company's mission is "To provide innovative, state-of-the-art solutions to meet the most challenging demands of Israeli and international customers, while striving for growth and profitability". RAFAEL has nearly 5000 employees and sales in 2003 reached $800M. For more about RAFAEL please visit Rafael's website at http://www.rafael.co.il


ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaisance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

         For  more  about   Elbit   Systems,   please   visit  our   website  at
www.elbitsystems.com
--------------------

Contact RAFAEL:


           Gila Harel, Marketing Communications Manager
           Tel: (972) 4-8791244
           Fax: (972) 4-8794657
           email: gilah@rafael.co.il



Contacts Elbit Systems:

Company contact                                        IR Contacts
---------------                                        -----------
Ilan Pacholder, VP Finance &                           Ehud Helft/Kenny Green
   Capital Markets                                     Gelbart Kahana
Tel:  972-4 831-6632                                   Tel: 1-866-704-6710
Fax:  972-4 831-6659                                   Fax: 972-3-607-4711
Pacholder@elbit.co.il                                  ehud@gk-biz.com
                                                       ---------------
                                                       kenny@ gk-biz.com



     STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.